Exhibit 99.13
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended September 30, 2005
Newspaper Financial Express
Interviewee: Sudip Banerjee, President, Enterprise Solutions SBU, Wipro Limited
Sudip Banerjee
Hello, Sudip here.
Pragathi
Hi, this is Pragathi from Financial Express.
Sudip Banerjee
Hi Pragathi.
Pragathi
Yeah, I believe you had a lot more bigger clients in this quarter, is that right?
Sudip Banerjee
We had a total number of clients which is larger than what we have signed up in any previous quarters, so we had 39, 37 in the IT services and 2 in BPO, and within this 37, we had about 21 in the technology side of the business and 16 in the enterprise side of the business.
Pragathi
How big are these clients?
Sudip Banerjee
Some of these clients, I think about, we counted last nine, ten or eleven of these clients are in the Fortune 500 list. The others are also clients who are in the services sector and other sectors, which you know make them pretty big in terms of their IT outsourcing projects, so we are quite pleased with the nature of clients that we have won this quarter.
Pragathi
Okay, and like these days most people count only million-dollar clients, how would that number look like for you?
Sudip Banerjee
The million dollar client last quarter we ended at 177, and we have gone past 200 this quarter, so we have really significantly ramped up our million dollar clients. So basically what happens is that you know there is one thing about doing business through large deals. There is another one through doing business through a growth of the overall business, and it is debatable which one is better. I think the, you know the thing which gives us a lot of confidence and optimism is the fact that we have grown this business in the last quarter in terms of our volume ramps ups across the board, and it has happened from a large cross section of clients, so that makes it a little more sustainable.

Pragathi
Okay. How many of them would be 10 million dollar and above?
Sudip Banerjee
It is there in the data sheet. I do not have the data sheet in front of me.
Arvind
Pragathi, the exact statistics I will make it available to you. Whatever requests you have just pass it on to me, I will take care of it.
Pragathi
Okay, fine no problem. We heard of lot of bigger orders recently, much much bigger orders, 100 million dollar kind of orders and above from TCS as well as Infosys, whereas not so many from Wipro, is there any reason for that that you could think of?
Sudip Banerjee
No, I do not think there is any particular reason or the way you know this has happened. I think the only announcement which is doing the headlines is one order of ABN-AMRO, and this Pearl has happened yesterday. I think Pearl should be, its more seen as an M&A, it is a merger and acquisition type of thing rather than just an order, and the other thing I think is, you know, the Pearl as far as whatever details I have it is, the first two years are guaranteed revenues and the subsequent years are actually part of this, so I would think of Pearl as more like an M&A type of situation from the little details that I have.
Pragathi
Are you ready for these M&A kind of situations where you takeover people from clients and......?
Sudip Banerjee
Oh yes, we have already done it with some of our customers. The question is you know how do you position them. So we have clients with whom we are doing 30 to 35 and 40 million dollars each year, and those clients have been acquired two years ago, so we have already done 100 million dollars with them at the end of this fiscal year, but when we won those orders we never talked about those orders as 100 million dollar clients. So I think there is a little bit of, you know, sometimes there is a misnomer, so even if you have heard the Pearl thing it is spread over some 10 years or something, 12 years, so if you look at 12 years and then you divide that number by 12, and I do not know in what mix, which year what catches...
Pragathi
It comes to about 60 million dollars.
Sudip Banerjee
60 million dollars a year, so there would be perhaps many other clients which.... In their own fold, which are like that.
Pragathi

Who would be your such clients, which will give you 60 million dollar per year?
Sudip Banerjee
No, I said, TCS themselves probably would have such clients who are giving them that much business anyway per year.
Pragathi
Okay, so on a per year basis you do not think it is such a big..
Sudip Banerjee
Yeah, I think that is the way, it is just a way of how you look at what kind of business. I think the important thing is are you building a sustainable base of business, and is your base wide and deep enough that can guarantee you revenues in the future. That is what you need to see rather than get swayed away by one number or another.
Pragathi
Okay, but would you have such things in your portfolio which would be about 60 million dollars...
Sudip Banerjee
You know, we have a number of clients. Our top clients are, you know, none of them are 60 million dollars but they are pretty much close to that number, and we have been doing an annual business in excess of, quite a substantial number with several of those clients, and you know our top ten clients and top five clients etc., because they constitute about, our top five clients constitute 23%, and our top ten clients constitute 39% of our business. So if you look at that you can easily guess the size of those clients, and if the same clients are in the same list you can easily determine that each year, over the last three or four years how much business we would have got from each individual client. So that is pretty sustainable.
Pragathi
Okay, have you done any of these M&A kind of deals where you have taken over people?
Sudip Banerjee
Yes, we have done deals where we have taken over people, and you know Thames Water was one where we took over some people..
Pragathi
How many people?
Sudip Banerjee
I do not remember the numbers right now because we did that about three years ago. But, yes, there are, but you know these numbers are, they are not in the thousands, hundreds, they are small numbers.
Pragathi

Yeah. Most IT company in India have done till now, right? Smaller number of people..
Sudip Banerjee
Smaller numbers of people.
Pragathi
Few tens.
Sudip Banerjee
Yeah.
Pragathi
So what stops you, are you ready for these kind of future deals, large future deals?
Sudip Banerjee
It depends on where you get them, in which market segment, and what you can do in terms of re-deployment of those people, so one of the things which I think some of the biz size have been known to do in the past is to acquire such clients with people and then fire those people over the course of one year or two years. We find that approach is not something which is, you know, we would like to take. So wherever there is a ability to sustain those people, redeploy them, and do that work, we would be happy to do that work.
Pragathi
But is it so easy to fire them. I thought laws do not allow that?
Sudip Banerjee
No, in the US it is very simple. In Europe there is a problem.
Pragathi
Yeah, exactly.
Sudip Banerjee
US, has no problem at all.
Pragathi
Yeah, but such deals are..
Sudip Banerjee
US, and even UK there is no problem, because I think labor laws are much easier.

Pragathi
I thought labor laws are very strict in UK.
Sudip Banerjee
No, they are much stricter in continental Europe, France, Germany, those markets are much much more difficult. On a relative basis, US is easier than UK.
Pragathi
Okay. So UK is tougher than US, but easier than continental Europe.
Sudip Banerjee
Yes, that is right.
Pragathi
Okay. And how many of such deals were, you know, where you have IT and BPO deals going together?
Sudip Banerjee
IT and BPO.
Pragathi
Yeah.
Sudip Banerjee
In the past there were not so many deals which were there. When got over or when we bought Wipro Spectramind, which is now Wipro BPO, they had four clients. Now they have I think.......
Pragathi
Four permanent clients.
Sudip Banerjee.
Yeah, they had four clients when we bought them. Now I think they have 29 clients, if I remember right, again you know they can give you the details, exact number of clients, something in that range.
If you see the new clients, most of them have been clients who were already doing IT work with us, so that is one trend which we have seen in the past. Now, many of the deals that we are participating in are deals where there are combined service lines, so there is IT work, there could be infrastructure work, there could be application development work, and there could be BPO work, so that is the recent trend. If you remember I mentioned in the, I do not know to which group in the morning, that earlier BPO were doing experimental outsourcing with Indian vendors. Then they moved from that to tactical outsourcing. Now, they have moved to strategic outsourcing. So which means that you know the size of the engagement, the scale of the engagement, the way those engagements are worked out in terms of the scope which we are involved in, the number of countries that we are involved in, and the multi year nature of those things, so whether they announce it as one large fixed bid contract or you know it is a selection of a partner and there is lot of work which goes on over the next few years, whichever way you look at it you come to the same conclusion in terms of the revenues that you would get from such contracts.
Arvind
Sudip if you could also throw some light on what this means to increase in terms of our revenues from our key clients. We have observed an increase in the number of million dollar clients and we have also shown some increase in 10 million dollar and 20 million dollar account, if you could explain what this entire increase in integrated deals means to our increased revenues from key customers?
Sudip Banerjee
So, I think the point being made here is that when you see those numbers going up, it is a combination of a number of service lines being offered to the same clients and that happens when a client has confidence with whatever work you have done, so that is where, what I said that you know clients have moved into a phase of strategic outsourcing, so as they have moved, the number of clients with whom we are doing, let us say for example more than 20 million dollars of work, all those clients or many of those clients, and we have several of them, where we are doing multiple services lines and typically the nature of those contracts itself lend them to a multi-year type of situation, so you know if it is a client who are doing 25 million dollars of work per year that work is likely to be, would have started two years ago and we have probably already done cumulative of 75 million dollars in the current year, and if you look forward we could be doing another 75 million dollars in the next three years. So if you see the size of that contract, whichever way you do it, whether you start it off by calling it a 150 million dollar contract or you say that you signed up a strategic client, the net revenue impact from this client is exactly the same. Different clients have different approaches. Some of them would want to sign you up for a seven-year or a 10-year kind of deal, and there are many others who would say that you know as long as we continue performing we are going to increase the scope of this business, so the net effect is pretty much the same.
Pragathi
Okay, and what about margins, does that impact margins?
Sudip Banerjee
So I think the situation where you do contract by contract and continue to work with the client over time, the chances that you would make better margin are higher than contacts where you would initially sign up for a fixed number of years on a fixed fee. So a contract which says 100 million over five years versus a contract where you sign up a strategic client and you do 20 million each year over five years, the chances, and again there is no hard and fast rule about it, but the chances that in the contract of 20 x 5, you would be making more than what you would do if you were to enter into a fixed fee.
Pragathi
Why is that so?
Sudip Banerjee
That is because in the smaller contracts, you are typically renewing your contracts each year, and you have the ability to go and ask for price increases based on the quality of work that you are doing as opposed to five year fixed fee contract.

Pragathi
Okay. But generally having an integrated contract does help improve margins or that does not impact..?
Sudip Banerjee
Very difficult to say, it is client specific. We have got experience in both.
Pragathi
Okay, but in typical cases?
Sudip Banerjee
As I said, I think, if you have smaller one-year contracts, which are renewable, the chances are that those will have the ability of having a better pricing.
Pragathi
So do you have a preference for these kinds of contracts rather than signing a long-term contract.
Sudip Banerjee
No, I do not think it is a preference, it is the way the clients buy. So some people prefer to buy on a fixed five-year timeframe and others try to do it on a smaller scale.
Pragathi
Okay, do you see a shift to those long-term contracts where you can keep changing charge or is it?
Sudip Banerjee
I think the number of clients who are willing to sign longer term fixed fee contracts, I think you will see that number increasing over the next few years.
Pragathi
Okay, so we will see more of these big number deals..
Sudip Banerjee
Yeah, you could possibly in the future see more announcements. Actually we were the pioneers in terms of the first large long-term contract, which we talked about almost four to five years ago from Lattice group of 70 million. Last quarter we talked about a contract of 42 million, single contract from Northern Gas. I think it is only in this quarter, the quarter just gone by that the ABN contract has come to the fore, and last yesterday we heard about Pearl which I said should associate with more an M&A type of situation than the regular other contracts.
Pragathi
Okay, what about GM?

Sudip Banerjee
GM, as I mentioned in my earlier morning statement, they are still in the process of evaluation. I think we have indicated that by end of December, they would be willing to make a decision of that. We are ready to make a decision and they will be, out of the 43 RFPs that have gone out to various parties, a few of them will probably get decided in the December timeframe.
Pragathi
How many to India?
Sudip Banerjee
No, it is not how many to India. They have issued so many RFPs, so people have responded to those RFPs. So the decision, because you know it takes such a long time to decide on each of them, so I think a few decisions are expected in December.
Pragathi
Okay, how many are you expecting by December?
Sudip Banerjee
I cannot tell you. I think GM is only...
Pragathi
Yeah, but how many are you expecting, not to be quoted?
Sudip Banerjee
No, there is no, you know, this one that you expect so many RFPs to be decided or...
Pragathi
I mean, 43 can’t be done by December, right?
Sudip Banerjee
No, I do not think so. In fact, out of 43, I think only 28 are there where proposals have been received and currently under evaluation.
Pragathi
Okay. what about the others, no one is interested?
Sudip Banerjee
No, no, it is just the time cycle in terms of the evaluation. It is a long process. I mean their own IT team has got to sit with so many vendors, read so many responses, and go through that whole cycle.

Pragathi
Okay, but around December we can hear at least some announcements on that?
Sudip Banerjee
That is what they indicated to us last time when we met them, saying that they expect to make some decisions by end of December.
Pragathi
Okay. Which are the other big deals happening that we can expect announcements on?
Sudip Banerjee
You know, GM was public, so therefore they announced and you in a sense ABN was also public, but some customers do not want their negotiations or their discussions made public, so it is not possible for us to mention names.
Pragathi
But are there anymore such deals in the pipeline?
Sudip Banerjee
Yeah, there are people who are in discussion with different sizes of deals.
Pragathi
Are most of them happening in Europe, somehow suddenly we are seeing many more such deals in Europe rather than US? Is it what was the case earlier?
Sudip Banerjee
I think the comment which I could make is that earlier European companies were shy of doing outsourcing to India, and over the last few quarters we have seen that, you know, for them this has become important and strategic, so there are many more European companies who are today doing outsourcing to India. However Europe, although it is growing faster, it is growing at double digit sequential for us and for few other companies as well.
Pragathi
How much comes from Europe now?
Sudip Banerjee
That’s what I am saying so in spite of it growing faster and showing double digits, actually for Wipro for example Europe accounts to about 32 to 33%, and the US is still 61 to 62%, so therefore you really have to see these things in that context.
Pragathi
Okay. So, US obviously will continue to be the largest for a while?

Sudip Banerjee
Yeah, it will certainly be the largest for a while.
Pragathi
But Europe is not as small as it used to be?
Sudip Banerjee
Yeah, that is the point.
Pragathi
Okay. In terms of hiring, how many have you hired this quarter, every one else seems to be talking about hiring most of time?
Sudip Banerjee
Well you know we do not give any outlook numbers for hiring, because we hire to our needs. We do two types of hiring, one is the campus hiring and the other is the lateral hiring. In the last quarter for example, the quarter just gone by, we added gross 5600 odd people.
Pragathi
How many from campus?
Sudip Banerjee
Out of that you know typically you could say 40:60 as a ratio in terms of campus and lateral.
Pragathi
60 campus and 40 lateral, right?
Sudip Banerjee
Yeah, last quarter number I do not remember exact percentage, but I say, on an overall basis, you could would say that those are the kind of ratios that you see in the hiring pattern, 40% from campus and about the balance, when you talk about laterals it will include people with one or two years experience, up to senior people also.
Pragathi
Typically, Q2 would be the largest hiring?
Sudip Banerjee
Q2 is one time when you get a lot of people coming in, but we tend to stretch our joining between Q2 and Q3.

So as I said, so we tend to spread our joining between Q2 and Q3. So what we have done is that we have taken, so that is the only committed number of people who would be joining because they join in various campus batches over time. The other, rest of the people would come in as and when necessary, but the hiring engine is in full year and we are kind of adding people, end of the quarter we will give you the number of exactly how many we have added in terms of gross additions.
Pragathi
Okay, and what was the utilization like?
Sudip Banerjee
Utilization number is there in that docket, and so I do not have that docket...
Arvind
We will send across to you.
Sudip Banerjee
Yeah, you can just give the number.
Arvind
Yeah.
Pragathi
Yeah, okay then thanks a lot for all the info. How can I get in touch with you later?
Sudip Banerjee
Through marketing, they will know how to...
Pragathi
Any mail ID that I could write to you...
Arvind
Pragathi, I will give you my mobile number and mail ID after the call.
Sudip Banerjee
So you can give it to them and they will be able to reach me quite easily..
Pragathi
Okay, thank you.
Sudip Banerjee — Okay, thanks bye.